Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
April 23, 2010

TSX: OPC

OPTI Canada Announces Project Update

PROJECT STATUS
OPTI Canada Inc. (OPTI) is pleased to announce that continued ramp up of steam injection and bitumen production rates remained the focus of our operations at the Long Lake Project (the Project) in the first quarter of 2010.

Bitumen production is rising and the reservoir is responding to consistent steam injection. This trend has continued since the turnaround completed in the fall of 2009. During the first quarter of 2010 bitumen production averaged approximately 18,700 barrels per day (bbl/d) (6,545 bbl/d net to OPTI), a significant increase over the fourth quarter of 2009 average of approximately 13,600 bbl/d (4,760 bbl/d net to OPTI). March bitumen production averaged 22,000 bbl/d and recent production is approximately 25,000 bbl/d (8,750 bbl/d net to OPTI).

Steam assisted gravity drainage (SAGD) surface facilities continue to perform reliably and as per design following the turnaround. Steam injection rates increased in the first quarter of 2010 to average approximately 114,000 bbl/d as compared to 76,000 bbl/d in the previous quarter. Steam injection rates continue to rise, with recent all-time highs of approximately 140,000 bbl/d. We currently have 79 well pairs receiving steam, comprised of 64 wells pairs on production and an additional 15 well pairs in circulation mode. With the conversion of wells from circulation to production mode, we expect nearly all of our available wells to be on production over the next few months.

Our recent all-in steam-to-oil ratio (SOR) average is between 5 and 6, including steam to wells that are currently in steam circulation mode and wells early in the ramp up cycle. The recent SOR average of our producing wells is approximately 5 and includes 12 well pairs converted to production mode during the first quarter of 2010. As new production wells progress further along in the production cycle we would expect bitumen production to rise and corresponding SOR to decrease. During bitumen ramp up, the SOR for both all-in and producing wells is expected to be higher than our long term estimate of 3.0. We expect SOR to decline during 2010 as we maintain reliable steam injection.

Upgrader units continue to perform consistently. On-stream time averaged 78% in the first quarter of 2010 and 87% in March; this measure is expected to increase during 2010. Throughout the SAGD ramp up period, we expect to purchase approximately 10,000 bbl/d of externally-sourced bitumen. We continue to use produced syngas as a low cost fuel source in our SAGD operations. Premium Sweet Crude (PSCTM) yields averaged approximately 63% over the first quarter of 2010 as compared with 60% in the previous quarter. Yield for the first quarter of 2010 was temporarily affected by down-time in the solvent deasphalter during February but was higher in the remainder of the quarter. Yields are expected to increase to the design rate of 80% once the Upgrader consistently reaches approximately 50% of design capacity, including externally-sourced bitumen.

STRATEGIC ALTERNATIVES REVIEW
OPTI’s Board of Directors continues to move forward in its process to explore strategic alternatives for enhancing shareholder value. The economic environment, recent operational improvements, strengthening merger and acquisition valuations for oil sands assets and the future potential of OPTI's assets support its current strategy. Strategic alternatives may include capital market opportunities, restructuring the current credit facility, asset divestitures, and/or a corporate sale, merger or other business combination. The ultimate objective of carrying out this review is to determine which alternative(s) might result in superior value for shareholders.

CONFERENCE CALL
OPTI will conduct a conference call at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Thursday, April 29, 2010  to review its first quarter 2010 financial and operating results.  Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until May 13, 2010, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 68583875.

This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for replay for a period of 30 days. The webcast may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3029400.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected production performance of the the Project; OPTI’s other business prospects, expansion plans and strategies; the cost, development and operation of the Project and OPTI's relationship with Nexen; the timing of OPTI’s wells coming on production; the expected SOR of wells; the expected increase in on-stream time average during 2010; the anticipated amount of externally-sourced bitumen OPTI will purchase in 2010; and expected increase in PSC™ yields. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information.  The forward-looking statements are based on a number of assumptions that may prove to be incorrect.  In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; foreign currency exchange rates and hedging risks.  Other specific assumptions and key risks and uncertainties are described in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive.  Readers should refer to OPTI's current Annual Information Form (AIF), which is available at www.sedar.com, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to OPTI, including our AIF, can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425